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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated July 17, 2003

NOKIA CORPORATION

Nokia House
Keilalahdentie 4
02150 Espoo
Finland
(Name and address of registrant's principal executive office)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F /x/          Form 40-F / /

Enclosures:

Nokia Press Release, July 17, 2003:

"Nokia continues to gain market share in phones with excellent profitability"

PRESS RELEASE
July 17, 2003

Nokia continues to gain market share in phones with excellent profitability

Second quarter 2003 compared with the second quarter 2002:

  •
  Net sales were EUR 7 019 million (EUR 6 935 million in 2Q 2002), up by 1%.

  •
  Pro forma operating profit was EUR 858 million (EUR 1 260 million), down by 32%. This included a charge of EUR 399 million related to restructuring in Nokia Networks. Pro forma operating margin was 12.2% (18.2%).

  •
  Pro forma adjustments for the second quarter 2003 consisted of goodwill amortization of EUR 40 million.

  •
  Pro forma net profit was EUR 664 million (EUR 905 million), down by 27%.

  •
  Pro forma earnings per share (diluted) were EUR 0.14 (EUR 0.19).

  •
  Reported operating profit decreased by 33% to EUR 818 million (EUR 1 221 million). This also included the charge of EUR 399 million.

  •
  Reported net profit decreased by 28% to EUR 624 million (EUR 862 million) and reported earnings per share (diluted) decreased to EUR 0.13 (EUR 0.18).

  •
  Operating cash flow in the second quarter continued strongly at EUR 1.3 billion.

JORMA OLLILA, CHAIRMAN AND CEO:

        Continued excellent profitability and further positive market share developments in mobile phones during the quarter were very reassuring. We gained in two strategic focus areas: the US, our largest market, and the global CDMA market. Nokia's market share in mobile phones is now estimated at 39%, marking both a sequential and year-on-year increase for the second quarter. Overall, however, our sales reflected general economic and US-dollar weakness.

        Our 14% growth in mobile phone volumes during the quarter was supported with shipments of 13 new models. Key to our success has been, and will continue to be, our winning execution and strong competitive position in all major technologies and segments. For the full year 2003, we are looking to enhance our leadership with a record launch of more than 35 new models.

        Further to the feature-rich, multimedia models already on the market with current technologies, shipments of the Nokia 6650, our first 3G WCDMA phone, marked the full-scale availability of this new technology through standard distribution channels across the markets. I see this as strategically important not only for us but the entire industry. And this was not just any product launch—it was the culmination of our industry's largest ever field-testing exercise, a prolonged and exhaustive project, using 20,000 phones in almost every WCDMA network in the world.

        With our growing portfolio, we are bringing the power of mobility into new areas such as imaging, music, games and enterprise applications, as well as expanding the mobile experience for the user. Nearly one-third of all Nokia phones sold now have color screens and multimedia capability. The new Nokia 6600 camera phone, launched in June, is a perfect example of a smart phone that combines business functionality like secure e-mail with a personal multimedia experience. We are now seeing increased signs of a consumer shift towards more feature-rich devices in leading-edge markets such as the UK and Scandinavia.

        In our network business, decisive restructuring actions now underway are on track and will better position our business amid current challenging market conditions. In WCDMA networks, we are satisfied with progress made during the quarter. We now see our leading rollout capability and commercial readiness putting us among the very few top-tier companies driving this industry forward.

        Bringing the full power of mobility to enterprises represents a new wave in business communication and a major opportunity for us. By integrating mobile technologies into their infrastructure, enterprises can achieve massive gains in productivity and efficiency. To address this, we are creating a new business group, Nokia Enterprise Solutions, which will report directly to me. The group will provide a diverse handset range as well as security and mobile connectivity solutions specifically tailored for enterprise needs.

NOKIA SECOND QUARTER 2003/FIRST HALF 2003 FINANCIAL RESULTS

	PRO FORMA (excludes goodwill amortization and non-recurring items)
2Q 2003				REPORTED
EUR (million)
	2Q/2003	2Q/2002	Change	2Q/2003	2Q/2002	Change
			(%)			(%)
Net sales	7 019	6 935	1	7 019	6 935	1
Nokia Mobile Phones	5 513	5 398	2	5 513	5 398	2
Nokia Networks	1 480	1 474		1 480	1 474
Nokia Ventures Organization	82	106	–23	82	106	–23
Operating profit	858	1 260	–32	818	1 221	–33
Nokia Mobile Phones	1 276	1 171	9	1 253	1 148	9
Nokia Networks	–334	171		–349	161
Nokia Ventures Organization	–36	–63	43	–36	–69	48
Common Group Expenses	–48	–19		–50	–19
Operating Margin (%)	12.2	18.2		11.7	17.6
Nokia Mobile Phones (%)	23.1	21.7		22.7	21.3
Nokia Networks (%)	–22.6	11.6		–23.6	10.9
Nokia Ventures Organization (%)	–43.9	–59.4		–43.9	–65.1
Financial income and expenses	131	39	236	131	39	236
Profit before tax and minority interests	986	1 292	–24	946	1 253	–25
Net profit	664	905	–27	624	862	–28
EPS, EUR
Basic	0.14	0.19	–26	0.13	0.18	–28
Diluted	0.14	0.19	–26	0.13	0.18	–28

NB: All pro forma 2Q figures can be found in the tables on page 8. A reconciliation of the pro forma figures to our reported results can be found in the tables on page 11.

	PRO FORMA (excludes goodwill amortization and non-recurring items)
1H 2003				REPORTED
EUR (million)
	1H/2003	1H/2002	Change	1H/2003	1H/2002	Change
			(%)			(%)
Net sales	13 792	13 949	–1	13 792	13 949	–1
Nokia Mobile Phones	10 989	10 836	1	10 989	10 836	1
Nokia Networks	2 697	2 910	–7	2 697	2 910	–7
Nokia Ventures Organization	176	263	–33	176	263	–33
Operating profit	2 045	2 546	–20	2 188	2 455	–11
Nokia Mobile Phones	2 587	2 379	9	2 541	2 333	9
Nokia Networks	–461	317		–264	283
Nokia Ventures Organization	–68	–93	27	–68	–104	35
Common Group Expenses	–13	–57		–21	–57
Operating Margin (%)	14.8	18.3		15.9	17.6
Nokia Mobile Phones (%)	23.5	22.0		23.1	21.5
Nokia Networks (%)	–17.1	10.9		–9.8	9.7
Nokia Ventures Organization (%)	–38.6	–35.4		–38.6	–39.5
Financial income and expenses	211	74	185	211	74	185
Profit before tax and minority interests	2 249	2 605	–14	2 392	2 514	–5
Net profit	1 524	1 820	–16	1 601	1 725	–7
EPS, EUR
Basic	0.32	0.38	–16	0.33	0.36	–8
Diluted	0.32	0.38	–16	0.33	0.36	–8

NB: All pro forma 1H figures can be found in the tables on page 9. A reconciliation of the pro forma figures to our reported results can be found in the tables on page 11.

BUSINESS DEVELOPMENT AND FORECASTS

Second-quarter sales

        Nokia's second-quarter sales of EUR 7.0 billion rose by 1% compared with the second quarter 2002.

        Mobile phone sales rose by 2% year on year, broadly in line with previous guidance, reaching EUR 5.5 billion. While mobile phone volumes grew by 14%, sales were adversely affected by a weak US dollar and, to a lesser extent, an increased proportion of lower-priced entry-level phone sales in emerging markets such as India. Strong net sales growth in Europe was virtually offset by somewhat lower sales in Asia Pacific and substantially lower sales in the Americas.

        Sales in Nokia Networks were flat at EUR 1.5 billion, at the upper end of previously stated guidance. This reflected continued growth in the Americas, flat sales in Europe and lower sales in Asia Pacific.

Second-quarter profitability

        Second-quarter pro forma operating profit for the Nokia group declined 32% to EUR 858 million. This included a charge of EUR 399 million related to restructuring in Nokia Networks.

        At Nokia Mobile Phones, continued broad product competitiveness and operational efficiency drove profitability, with pro forma operating profit in the second quarter rising 9% year on year to

EUR 1.3 billion and pro forma mobile phone margins continued at high levels of 23.1%. At Nokia Networks, pro forma operating loss was EUR 334 million. If the restructuring charge of EUR 399 million were excluded, Nokia Networks would have shown a small pro forma operating profit.

        Pro forma EPS (diluted) for the Nokia group reached EUR 0.14, within the previously guided range of EUR 0.13 and EUR 0.16.

        Nokia's cash position remained healthy, with total available cash at EUR 9.9 billion by the end of the quarter.

Nokia Networks restructuring measures on track

        In the second quarter, Nokia took a charge of EUR 399 million relating to previously announced restructuring at Nokia Networks. This consisted of a non-cash charge of EUR 304 million for impairments and project closures in research and development, with the remainder relating to personnel reductions. By the end of 2003, it is estimated that Nokia Networks will comprise approximately 15,000 employees, compared with a total 17,361 at December 31, 2002.

Outlook for third quarter 2003

        Nokia expects its third-quarter mobile phone volumes to grow by well over 10%, representing faster-than-market growth, with strong profitability continuing. However, sales of Nokia Mobile Phones in the third quarter are expected to be flat or slightly down year on year, largely due to a major depreciation of the US dollar, compared with the same period in 2002.

        In Nokia Networks, operating conditions show no sign of improvement, and the company is estimating a year-on-year sales decline of 15% to 20% for the third quarter. Given this sales outlook, Nokia Networks is expected to show a small pro forma operating loss in the third quarter.

        Nokia expects third-quarter pro forma EPS (diluted) to be in the range of EUR 0.15 and EUR 0.17, while reported EPS (diluted) is expected to be in the range of EUR 0.14 and EUR 0.16. Third-quarter 2002 pro forma EPS (diluted) was EUR 0.18 and reported EPS (diluted) was EUR 0.13.

Nokia mobile phone market share grows to 39%

        Nokia's market share for the second quarter is estimated to have grown to 39%, indicating both a sequential and a year-on-year increase. This was mainly driven by market share gains in the US.

        Total mobile phone market volumes for the second quarter were up year on year for the fifth consecutive quarter, rising by 11% to 105 million, while Nokia's own volumes grew by 14% to 41 million units.

        Nokia continues to expect global handset volume for the full year 2003 to grow by approximately 10%, compared with 405 million units in 2002. Nokia volume growth is expected to be stronger than market growth for the full year 2003.

Company sees increase in CDMA share

        In line with Nokia's long-term target to become a leading CDMA mobile device manufacturer, the company started shipping four new CDMA phones in the second quarter, including the launch of the Nokia 3586i, Nokia's first CDMA phone with a color screen. The company also began shipments of CDMA phones in India, while in China received the CDMA manufacturing licence, and will commence CDMA production and sales there during the second half. The positive effects of this expanding product range and customer base enabled Nokia to see a second-quarter increase in its CDMA market share.

Mobile networks market remains slow

        In the network infrastructure business, market conditions show no signs of improving. Operator investment has decreased to an exceptionally low level, and Nokia continues to expect the overall market to contract by 15% or more for the full-year 2003.

New business group to focus on enterprise solutions

        Nokia is creating Nokia Enterprise Solutions, a new business group targeting the enterprise market.

        Nokia Enterprise Solutions will bring together Nokia's various corporate activities from Nokia Mobile Phones and Nokia Ventures Organization with the aim of providing enterprises with a competitive, focused mobile device range and platform as well as secure connectivity solutions. The new business group will start financial reporting from the first quarter 2004.

NOKIA MOBILE PHONES IN THE SECOND QUARTER

        Nokia started shipping 13 new mobile phone models during the quarter while introducing four new models for shipment in the second half 2003. For the full year 2003, Nokia expects to launch more than 35 new mobile phone models, marking a new record.

Nokia in China—new product introductions and enhanced distribution

        Nokia continued to show a solid performance in China despite challenging market conditions. The SARS outbreak and abnormally high channel inventory levels had a negative impact on Chinese handset market demand and the company's own demand. However, Nokia continued to execute well, supported by new product introductions and an enhanced distribution network in China.

        The introduction of the Nokia 6108 messaging phone with pen input capability is an important example of Nokia's continued focus on the Chinese handset market. The Nokia 6108 will be commercially available in China and in Asia Pacific in July.

CDMA technology milestone

        An important milestone in the CDMA chipset market was reached in May when wireless industry leaders, STMicroelectronics (ST), Texas Instruments (TI) and Nokia, joined efforts to help stimulate an open environment for CDMA handsets. Based on technology developed jointly with Nokia, TI and ST announced they would offer integrated circuits that together compose standard CDMA chipsets. This development will ensure that CDMA operators and handset manufacturers gain the benefits of an open, flexible technology, which can only be achieved in a multi-vendor environment.

Nokia drives camera phone market

        Nokia continued to launch new imaging products, notably the introduction of the Nokia 6600. This new camera phone combines advanced enterprise functionality like secure e-mail with a personal multimedia experience, and features a large colour screen, digital zoom and video recorder.

        To further enhance the mobile imaging experience, Nokia and Kodak announced a collaboration agreement that will offer Nokia mobile phone users convenient solutions to store and print digital images. Users of Nokia imaging phones, such as the Nokia 6600, will be able to upload, store, share and order prints of pictures with their handsets using the Kodak Picture Center Online service.

Global availability of the Nokia 6650 marks start of commercial 3G WCDMA services

        The global availability of the Nokia 6650 marks the start of commercial 3G WCDMA services. Following a prolonged and thorough testing and piloting program, the second quarter brought full-scale availability of this landmark product. The Nokia 6650 is now available in all markets and can be used in all GSM and WCDMA networks.

Important agreements in mobile software to drive new applications

        The company continued to be active in the mobile software field with a number of key announcements and cooperation agreements. In June, Nokia was among the leading consumer electronics, computer, and mobile companies that announced the formation of the Digital Home Working Group. This new non-profit organization is dedicated to the simplified sharing of digital content, such as digital music, photos and video, among networked consumer electronics, mobile devices and PCs. The initiative is an important element in Nokia's strategy to enable interoperability among home consumer electronics and Nokia's advanced mobile devices.

        Other notable examples include the agreement with RealNetworks for expanded mobile streaming media support for the Nokia Series 60 platform. In addition, Nokia has developed the Series 60 Platform to support the Java Mobile Information Device Profile 2.0, the latest specification for mobile application downloading. Forum Nokia now has more than one million mobile application developers for which the company is committed to providing new tools and enhancements. As evidence of the growing business opportunities for mobile application developers, the number of mobile application downloads globally has now reached more than ten million per month.

        Nokia design leadership recognized with industry award The Nokia Design Team was chosen as this year's red dot: design team of the year for 2003 at the "red dot design award" international design competition. The Nokia 6800 and Nokia 6200 mobile phones also received the label "red dot" for their high quality and intelligent design.

NOKIA NETWORKS IN THE SECOND QUARTER

        Infrastructure deals during the second quarter included a GSM/GPRS network to MegaFon in Russia, a GSM expansion to Globe Telecom, a GSM/EDGE expansion to SMART in the Philippines and a GSM/GPRS network deal with Telefónica Móviles México. Nokia also supplied a GPRS network to AIS in Thailand and an MMS solution to MTS in Russia.

Solid progress in WCDMA rollouts

        The company gained a new 3G customer in April when Telestet in Greece chose Nokia as its radio and core network supplier. Nokia and Telestet also demonstrated Greece's first public 3G WCDMA call in a network ready for commercial use. In WCDMA, Nokia has gained more than 30% of the market and currently leads the industry in WCDMA deployment, with over 20,000 base stations shipped globally.

        In early June, 3 UK launched its Nokia-supplied WCDMA network in the northern parts of the UK, making its commercial 3G service nationwide. The entire 3 UK core network was also supplied by Nokia.

        Nokia's 3G system compatibility has now been confirmed with nine GSM/GPRS/WCDMA network suppliers in test labs and in more than 15 customer installations. In addition, the functionality of more than 12 phone models from nine 3G manufacturers has been verified against Nokia infrastructure.

Towards mass-market mobile data services

        Deployment of MMS services is proceeding steadily, with over 140 operators initiating MMS services to date. Nokia in April launched its MMSC Interconnection Service to help ensure smooth interworking among different operators' MMS systems. Improved interoperability among operators will support the mass-market adoption of MMS services.

        Nokia's core network solution provides operators with the business machinery for profitable mobile data services. Nokia is trialing its Intelligent Content Delivery and IP Multimedia Core solutions with leading operators. Commercial deployments are expected to take place in the second half of the year and early 2004.

NOKIA VENTURES ORGANIZATION IN THE SECOND QUARTER

        Nokia Internet Communications continues to execute well in a flat economy. Revenues for the second quarter remained flat compared with the first quarter 2003 and decreased slightly from the same period last year. This reflected the combined effects of a weaker US dollar and continuing general weakness in IT spending. The unit again achieved healthy gross margins for the quarter, which increased both sequentially and year on year.

        Nokia Internet Communications further deepened its enterprise mobility solutions offering with the launch of its Nokia Secure Access System, enabling enterprises to customize and secure remote connectivity. During the quarter, the unit also completed the acquisition of Eizel Technologies, a software vendor based in Pittsburgh, US, that provides real-time interactive access to virtually any content on small-screen, browser-enabled devices such as PDA's and mobile phones.

        Nokia Home Communications launched a digital television receiver for the UK market, the Nokia Mediamaster 121 T. Nokia Venture Partners added several new companies to its portfolio and participated in follow-on funding for an existing portfolio company.

NOKIA IN THE SECOND QUARTER 2003 (REPORTED)
(International Accounting Standards (IAS) comparisons given to the second quarter 2002 results unless otherwise indicated)

        Nokia's net sales increased by 1% to EUR 7 019 million (EUR 6 935 million). Sales of Nokia Mobile Phones increased by 2% to EUR 5 513 million (EUR 5 398 million). Sales of Nokia Networks increased to EUR 1 480 million (EUR 1 474 million). Sales of Nokia Ventures Organization decreased by 23% and totaled EUR 82 million (EUR 106 million).

        Operating profit decreased by 33% to EUR 818 million (EUR 1 221 million), representing an operating margin of 11.7% (17.6%). Operating profit includes a charge of EUR 399 million related to restructuring at Nokia Networks. Operating profit in Nokia Mobile Phones increased by 9% to EUR 1 253 million (EUR 1 148 million), representing an operating margin of 22.7% (21.3%). Operating results in Nokia Networks decreased to an operating loss of EUR 349 million (operating profit EUR 161 million), representing an operating margin of –23.6% (10.9%). Nokia Networks operating profit includes restructuring charges of EUR 399 million. Nokia Ventures Organization reported an operating loss of EUR 36 million (operating loss of EUR 69 million). Common Group Expenses, which comprises Nokia Head Office and Nokia Research Center, totaled EUR 50 million (EUR 19 million).

        Financial income totaled EUR 131 million (EUR 39 million). Profit before tax and minority interests was EUR 946 million (EUR 1 253 million). Net profit totaled EUR 624 million (EUR 862 million). Earnings per share decreased to EUR 0.13 (basic) and to EUR 0.13 (diluted), compared with EUR 0.18 (basic) and EUR 0.18 (diluted) in the second quarter 2002.

NOKIA IN THE FIRST HALF 2003 (REPORTED)
(IAS comparisons given to the first half 2002 results unless otherwise indicated)

        Nokia's net sales decreased by 1% to EUR 13 792 million (EUR 13 949 million). Sales of Nokia Mobile Phones increased by 1% to EUR 10 989 million (EUR 10 836 million). Sales of Nokia Networks decreased by 7% to EUR 2 697 million (EUR 2 910 million). Sales of Nokia Ventures Organization decreased by 33% and totaled EUR 176 million (EUR 263 million).

        Operating profit decreased by 11% to EUR 2 188 million (EUR 2 455 million), representing an operating margin of 15.9% (17.6%). Operating profit in Nokia Mobile Phones increased by 9% to EUR 2 541 million (EUR 2 333 million), representing an operating margin of 23.1% (21.5%). Operating results in Nokia Networks decreased to an operating loss of EUR 264 million (operating profit EUR 283 million), representing an operating margin of –9.8% (9.7%). Nokia Ventures Organization reported an operating loss of EUR 68 million (operating loss of EUR 104 million). Common Group Expenses, which comprises Nokia Head Office and Nokia Research Center, totaled EUR 21 million (EUR 57 million).

        Financial income totaled EUR 211 million (EUR 74 million). Profit before tax and minority interests was EUR 2 392 million (EUR 2 514 million). Net profit totaled EUR 1 601 million (EUR 1 725 million). Earnings per share decreased to EUR 0.33 (basic) and to EUR 0.33 (diluted), compared with EUR 0.36 (basic) and EUR 0.36 (diluted) in the first half 2002.

        The average number of employees during the first half was 51 787. At June 30, Nokia employed a total of 51 838 people (51 748 people at December 31, 2002).

        At June 30, 2003, net debt-to-equity ratio (gearing) was –65% (–61% at December 31, 2002). During the first half, 2003, capital expenditure amounted to EUR 193 million (EUR 262 million).

        Nokia repurchased a total of 20 000 000 shares over the Helsinki Exchanges at an aggregate purchase price of EUR 301 140 966 during the period between April 22 and May 8. The shares were repurchased as part of the stock repurchase plan of the company. The aggregate par value of the shares repurchased is EUR 1 200 000 and they represent 0.42% of the total number of shares and the total voting rights. The repurchases did not have any significant effect on the relative holdings of the other shareholders of the company or on the voting powers among them.

        At June 30, the Group companies owned 21 758 071 Nokia shares. The shares had an aggregate par value of EUR 1 305 484.26, representing 0.45% of the share capital of the company and the total voting rights. The number of issued shares at June 30 was 4 796 292 460 and the share capital was EUR 287 777 547.60.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IAS, EUR million (unaudited)

	Pro forma 4-6/03	Pro forma 4-6/02	Reported 4-6/03	Reported 4-6/02
Net sales	7 019	6 935	7 019	6 935
Cost of sales	-4 032	-4 052	-4 032	-4 052
Research and development expenses	-1 144	-779	-1 144	-779
Selling, general and administrative expenses	-985	-844	-985	-844
Adjustment to customer finance impairment(1)	—	—	—	13
Amortization of goodwill	—	—	-40	-52

Operating profit	858	1 260	818	1 221
Share of results of associated companies	-3	-7	-3	-7
Financial income and expenses	131	39	131	39

Profit before tax and minority interests	986	1 292	946	1 253

Tax	-302	-377	-302	-381
Minority interests	-20	-10	-20	-10

Net profit	664	905	624	862

Earnings per share, EUR
Basic	0.14	0.19	0.13	0.18
Diluted	0.14	0.19	0.13	0.18
Average number of shares (1,000 shares)
Basic	4 781 460	4 745 947	4 781 460	4 745 947
Diluted	4 781 493	4 784 745	4 781 493	4 784 745

Depreciation and amortization, total			280	322

Non-recurring
items

(1)
In 2002, positive adjustment of EUR 13 million related to the earlier Dolphin write-off in 3Q 2001.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, IAS, EUR million (unaudited)

	Pro forma 1-6/03	Pro forma 1-6/02	Reported 1-6/03	Reported 1-6/02
Net sales	13 792	13 949	13 792	13 949
Cost of sales	–8 189	–8 296	–8 189	–8 296
Research and development expenses	–1 918	–1 482	–1 918	–1 482
Selling, general and administrative expenses	–1 640	–1 625	–1 640	–1 625
Adjustment to customer finance impairment(1)	—	—	226	13
Amortization of goodwill	—	—	–83	–104

Operating profit	2 045	2 546	2 188	2 455
Share of results of associated companies	–7	–15	–7	–15
Financial income and expenses	211	74	211	74

Profit before tax and minority interests	2 249	2 605	2 392	2 514

Tax	–701	–755	–767	–759
Minority interests	–24	–30	–24	–30

Net profit	1 524	1 820	1 601	1 725

Earnings per share, EUR
Basic	0.32	0.38	0.33	0.36
Diluted	0.32	0.38	0.33	0.36
Average number of shares (1,000 shares)
Basic	4 785 935	4 741 230	4 785 935	4 741 230
Diluted	4 788 611	4 793 896	4 788 611	4 793 896

Depreciation and amortization, total			590	635

Non-recurring
items

(1)
In 2003, positive adjustment in 1Q to 3Q 2002 customer finance impairment charge related to MobilCom.
In 2Q 2002, positive adjustment of EUR 13 million related to the earlier Dolphin write-off in 3Q 2001.

CONSOLIDATED PROFIT AND LOSS ACCOUNT, EUR million
(pro forma unaudited, reported audited)

	Pro forma 1-12/02	Reported, IAS 1-12/02
Net sales	30 016	30 016
Cost of sales(1)	–18 305	–18 278
Research and development expenses	–3 052	–3 052
Selling, general and administrative expenses	–3 239	–3 239
Customer finance impairment charges, net(2)	—	–279
Impairment of goodwill	—	–182
Amortization of goodwill	—	–206

Operating profit	5 420	4 780
Share of results of associated companies	–19	19
Financial income and expenses	156	156

Profit before tax and minority interests	5 557	4 917

Tax	–1 557	–1 484
Minority interests	–52	–52

Net profit	3 948	3 381

Earnings per share, EUR
Basic	0.83	0.71
Diluted	0.82	0.71
Average number of shares (1,000 shares)
Basic	4 751 110	4 751 110
Diluted	4 788 042	4 788 042

Depreciation and amortization, total		1 311

Non-recurring items

(1)
In 2002, non-recurring charges of EUR 14 million (MobilCom) in 3Q and positive adjustment of EUR 41 million related to MobilCom write-off in 4Q.

(2)
In 2002, customer finance impairment charges of EUR 292 million related to MobilCom in 3Q and a positive adjustment of EUR 13 million in 2Q related to the earlier Dolphin write-off in 3Q 2001.

NET SALES BY BUSINESS GROUP, EUR million (unaudited)

	4-6/2003	4-6/2002	1-6/2003	1-6/2002	1-12/2002
Nokia Mobile Phones	5 513	5 398	10 989	10 836	23 211
Nokia Networks	1 480	1 474	2 697	2 910	6 539
Nokia Ventures Organization	82	106	176	263	459
Inter-business group eliminations	–56	–43	–70	–60	–193

Nokia Group	7 019	6 935	13 792	13 949	30 016

OPERATING PROFIT BY BUSINESS GROUP, IAS, EUR million (unaudited)

	4-6/2003	4-6/2002	1-6/2003	1-6/2002	1-12/2002
Pro forma
Nokia Mobile Phones	1 276	1 171	2 587	2 379	5 293
Nokia Networks	–334	171	–461	317	416
Nokia Ventures Organization	–36	–63	–68	–93	–59
Common Group Expenses	–48	–19	–13	–57	–230

Nokia Group	858	1 260	2 045	2 546	5 420

	4-6/2003	4-6/2002	1-6/2003	1-6/2002	1-12/2002
Goodwill amortization
Nokia Mobile Phones	–23	–23	–46	–46	–92
Nokia Networks	–15	–23	–29	–47	–92
Nokia Ventures Organization	—	–6	—	–11	–21
Common Group Expenses	–2	—	–8	—	–1

Nokia Group	–40	–52	–83	–104	–206

	4-6/2003	4-6/2002	1-6/2003	1-6/2002	1-12/2002
Non-recurring items
Nokia Mobile Phones	—	—	—	—	—
Nokia Networks	—	13	226	13	–373
Nokia Ventures Organization	—	—	—	—	–61
Common Group Expenses	—	—	—	—	—

Nokia Group	—	13	226	13	–434

	4-6/2003	4-6/2002	1-6/2003	1-6/2002	1-12/2002
Reported
Nokia Mobile Phones	1 253	1 148	2 541	2 333	5 201
Nokia Networks	–349	161	–264	283	–49
Nokia Ventures Organization	–36	–69	–68	–104	–141
Common Group Expenses	–50	–19	–21	–57	–231

Nokia Group	818	1 221	2 188	2 455	4 780

CONSOLIDATED BALANCE SHEET, IAS, EUR million (unaudited)

Assets	30.6.2003	30.6.2002	31.12.2002
Fixed assets and other non-current assets
Capitalized development costs	777	1 012	1 072
Goodwill	415	751	476
Other intangible assets	165	223	192
Property, plant and equipment	1 662	2 140	1 874
Investments in associated companies	34	67	49
Available-for-sale investments	867	356	238
Deferred tax assets	695	894	731
Long-term loans receivable	558	1 555	1 056
Other non-current assets	63	40	54

	5 236	7 038	5 742

Current assets
Inventories	1 225	1 828	1 277
Accounts receivable	4 484	4 671	5 385
Prepaid expenses and accrued income	1 151	1 423	1 156
Other financial assets	643	554	416
Available-for-sale investments	8 719	5 026	7 855
Bank and cash	1 222	1 386	1 496

	17 444	14 888	17 585

Total assets	22 680	21 926	23 327

SHAREHOLDERS' EQUITY AND LIABILITIES
Shareholders' equity
Share capital	288	285	287
Share issue premium	2 263	2 096	2 225
Treasury shares	–328	–20	–20
Translation differences	–31	251	135
Fair value and other reserves	25	44	–7
Retained earnings	11 935	9 987	11 661

	14 152	12 643	14 281

Minority interests	149	218	173

Long-term liabilities
Long-term interest-bearing liabilities	129	176	187
Deferred tax liabilities	235	195	207
Other long-term liabilities	66	71	67

	430	442	461

Current liabilities
Short-term borrowings	531	859	377
Current portion of long-term debt	27	25	—
Accounts payable	2 464	2 508	2 954
Accrued expenses	2 366	2 985	2 611
Provisions	2 561	2 246	2 470

	7 949	8 623	8 412

Total shareholders' equity and liabilities	22 680	21 926	23 327

Interest-bearing liabilities	687	1 060	564
Shareholders' equity per share, EUR	2.96	2.66	2.98

Number of shares (1000 shares)*	4 774 534	4 752 149	4 786 762

NB: Dividends to Nokia's shareholders, EUR 1 340 million (EUR 1 279 million in 2002), were deducted from retained earnings and recorded within accrued expenses as a liability at the end of the first quarter 2003 and 2002, respectively. Dividends were paid in April and had an impact on cash flow and gearing in the second quarter. *Shares owned by group companies are excluded.

CONSOLIDATED CASH FLOW STATEMENT, IAS, EUR million (unaudited)

	1-6/2003	1-6/2002	1-12/2002
Cash flow from operating activities
Net profit	1 601	1 725	3 381
Adjustments, total	1 223	1 371	3 151

Net profit before change in net working capital	2 824	3 096	6 532
Change in net working capital	359	226	955

Cash generated from operations	3 183	3 322	7 487
Interest received	139	126	229
Interest paid	–15	–30	–94
Other financial income and expenses	80	21	139
Income taxes paid	–657	–1 121	–1 947

Net cash from operating activities	2 730	2 318	5 814
Cash flow from investing activities
Acquisition of Group companies, net of acquired cash	–2	—	–10
Purchase of non-current available-for-sale investments	–263	–80	–99
Additions in capitalized development costs	–171	–221	–418
Long-term loans made to customers	–95	–426	–563
Proceeds from repayment and sale of long-term loans receivable	107	—	314
Proceeds from (+), payment (–) of other long-term receivables	–14	1	–32
Proceeds from (+), payment (–) of short-term loans receivable	–284	–184	–85
Capital expenditures	–193	–261	–432
Proceeds from disposal of Group companies,
net of disposed cash	—	105	93
Proceeds from sale of non-current available-for-sale investments	326	3	162
Proceeds from sale of fixed assets	16	128	177
Dividends received	23	25	25

Net cash used in investing activities	–550	–910	–868
Cash flow from financing activities
Proceeds from stock options exercised	23	51	163
Purchase of treasury shares	–308	–13	–17
Capital investment by minority shareholders	—	26	26
Proceeds from long-term borrowings	7	6	100
Repayment of long-term borrowings	–27	–11	–98
Proceeds from (+), payment of (–) short-term borrowings	185	90	–406
Dividends paid	–1 377	–1 308	–1 348

Net cash used in financing activities	–1 497	–1 159	–1 580
Foreign exchange impact on cash	–145	–50	–163

Net increase in cash and cash equivalents	538	199	3 203
] Cash and cash equivalents at beginning of period	9 351	6 125	6 125

Cash and cash equivalents at end of period	9 889	6 324	9 328

Change in net fair value of current available-for-sale investments	52	88	23

As reported on balance sheet	9 941	6 412	9 351

NB: The figures in the consolidated cash flow statement cannot be directly traced from the balance sheet without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, EUR million (unaudited)

	Share capital	Share issue premium	Treasury shares	Translation differences	Fair value and other reserves	Retained earnings	Total
Balance at December 31, 2001	284	2 060	–21	326	20	9 536	12 205

Stock options exercised	1	49					50
Stock options exercised related to acquisitions		–13					–13
Acquisition of treasury shares			–13				–13
Reissuance of treasury shares			14				14
Dividend						–1 279	–1 279
Translation differences				–84			–84
Net investment hedge gains				9		9
Cash flow hedges					87		87
Available-for-sale investments					–63		–63
Other increases, net						5	5
Net profit					1 725	1 725

Balance at June 30, 2002	285	2 096	(20)	251	44	9 987	12 643

Balance at December 31, 2002	287	2 225	(20)	135	(7)	11 661	14 281

Share issue related to acquisitions		18					18
Stock options exercised	1	23					24
Stock options exercised related to acquisitions		–3					(3)
Acquisition of treasury shares			–312				–312
Reissuance of treasury shares			4				4
Dividend						–1 340	–1 340
Translation differences				–289			–289
Net investment hedge gains				123			123
Cash flow hedges					25		25
Available-for-sale investments					7		7
Other increases, net						13	13
Net profit						1 601	1 601

Balance at June 30, 2003	288	2 263	(328)	(31)	25	11 935	14 152

COMMITMENTS AND CONTINGENCIES, EUR million (unaudited)

	GROUP
	30.6.2003	30.6.2002	31.12.2002
Collateral for own commitments
Property under mortgages	18	18	18
Assets pledged	13	13	13
Collateral given on behalf of other companies
Securities pledged	29	37	34
Contingent liabilities on behalf of Group companies
Other guarantees	212	389	339
Contingent liabilities on behalf of other companies
Guarantees for loans	48	85	57
Leasing obligations	746	722	704
Financial commitments
Customer financing	703	2 542	857

NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million(1) (unaudited)

	30.6.2003	30.6.2002	31.12.2002
Foreign exchange forward contracts(2)	11 262	18 606	11 118
Currency options bought(2)	2 689	524	1 408
Currency options sold(2)	2 541	758	1 206
Cash settled equity options(3)	209	—	209
Cash settled equity swaps(3)	—	122	12

(1)
Includes the gross amount of all notional values for contracts that have not yet been settled or cancelled. The amount of notional value outstanding is not necessarily a measure or indication of market risk, as the exposure of certain contracts may be offset by that of other contracts.

(2)
Notional amounts include contracts used to hedge the shareholders' equity of foreign subsidiaries.

(3)
Cash settled equity swaps and options can be used to hedge risks relating to incentive programs and investment activities.

Closing rate, 1 EUR = 1.1801 USD

It should be noted that certain statements herein which are not historical facts, including, without limitation, those regarding A) the timing of product deliveries; B) our ability to develop and implement new products and technologies; C) expectations regarding market growth and developments; D) expectations for growth and profitability; and E) statements preceded by "believe," "expect," "anticipate," "foresee" or similar expressions, are forward-looking statements. Because these statements involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors that could cause these differences include, but are not limited to: 1) developments in the mobile communications market including the continued development of the mobile phone replacement market and the timing and success of the roll-out of new products and solutions based on 3G and subsequent new technologies; 2) demand for our products and solutions; 3) the development of the mobile software and services market in general; 4) the availability of new products and services by network operators; 5) market acceptance of new products and service introductions; 6) the intensity of competition in the mobile communications market and changes in the competitive landscape; 7) the impact of changes in technology; 8) general economic conditions globally and in our most important markets; 9) pricing pressures; 10) consolidation or other structural changes in the mobile communications market; 11) the success and financial condition of the Company's partners, suppliers and customers; 12) the management of the Company's customer financing exposure; 13) the success of our product development; 14) our success in maintaining efficient manufacturing and logistics as well as high product quality; 15) the ability of the Company to source quality components and research and development without interruption and at acceptable prices; 16) our ability to have access to the complex technology involving patents and other intellectual property rights included in our products and solutions; 17) inventory management risks resulting from shifts in market demand; 18) fluctuations in exchange rates, including, in particular, the fluctuations between the euro, which is our reporting currency, and the US dollar and the Japanese yen; 19) the impact of changes in government policies, laws or regulations; as well as 20) the risk factors specified on pages 11 to 18 of the Company's Form 20-F for the year ended December 31, 2002.

NOKIA
Helsinki—July 17, 2003

Media and Investor Contacts:
Lauri Kivinen, Corporate Communications, tel. +358 7180 34495
Ulla James, Investor Relations, tel. +358 7180 34962
Bill Seymour, Investor Relations, tel. +1 972 894 4701
Antti Räikkönen, Investor Relations, tel. +358 7180 34290

www.nokia.com

        —Nokia will report 3Q results on October 16, 2003 and plans a mid-quarter update on September 9, 2003.

        —A results announcement for 4Q 2003 is planned for January 22, 2004.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 17, 2003
NOKIA CORPORATION
	By:	/s/ URSULA RANIN Name: Ursula Ranin Title: Vice President, General Counsel

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  PRESS RELEASE July 17, 2003
CONSOLIDATED PROFIT AND LOSS ACCOUNT, IAS, EUR million (unaudited)
CONSOLIDATED PROFIT AND LOSS ACCOUNT, IAS, EUR million (unaudited)
CONSOLIDATED PROFIT AND LOSS ACCOUNT, EUR million (pro forma unaudited, reported audited)
NET SALES BY BUSINESS GROUP, EUR million (unaudited)
OPERATING PROFIT BY BUSINESS GROUP, IAS, EUR million (unaudited)
CONSOLIDATED BALANCE SHEET, IAS, EUR million (unaudited)
CONSOLIDATED CASH FLOW STATEMENT, IAS, EUR million (unaudited)
CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY, EUR million (unaudited)
COMMITMENTS AND CONTINGENCIES, EUR million (unaudited)
NOTIONAL AMOUNTS OF DERIVATIVE FINANCIAL INSTRUMENTS, EUR million(1) (unaudited)
SIGNATURE